P.E. 10/31/01

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


02001394

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934


JAN 17 2002

For the month of October, 2001.

DIAMONDWORKS LTD.
(Translation of Registrant's Name Into English)

24 Johnson Street, 1st Floor, The Oaks, Riverwoods Office Park, Bedfordview 2008, South Africa
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No ___X____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

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DIAMONDWORKS LTD.

CONSOLIDATED BALANCE SHEETS
AS AT AUGUST 31, 2001 AND NOVEMBER 30, 2000
(Prepared By Management Without Audit)
(Stated in U.S. Dollars)

ASSETS		August 31, 2001 (Unaudited)		November 30, 2000 (Note 4)
CURRENT ASSETS				
Cash and cash equivalents	$	197,497	$	2,311,052
Accounts receivable		687,355		-
		884,852		2,311,052
MINERAL PROPERTIES		34,414,796		15,313,410
FIXED ASSETS		3,921,405		4,365,638
	$	39,221,053	$	21,990,100
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$	3,579,500	$	-
Current portion of notes payable		2,155,288		
Short-term loan - Lyndhurst Limited		1,166,853		22,856,509
		6,901,641		22,856,509
Non-current accounts and notes payable		1,728,682		-
Future income tax liabilities		6,960,444		-
		15,590,767		22,856,509
SHAREHOLDERS' EQUITY				
Share capital				
Authorized:				
Unlimited number of common shares without par value				
Unlimited number of preferred shares without par value				
Issued:				
52,120,015 (2000 - 197,347,743) common shares		6,214,699		1,000
Contributed surplus		21,059,699		-
Deficit		(3,644,112)		(867,409)
		23,630,286		(866,409)
	$	39,221,053	$	21,990,100

DIAMONDWORKS LTD.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

THREE AND NINE MONTHS ENDED AUGUST 31, 2001 AND 2000

(Prepared By Management Without Audit)

(Stated in U.S. Dollars)

	Three months ended August 31,		Nine months ended August 31,	
	2001	2000	2001	2000
		(Note 4)		(Note 4)
REVENUE				
Diamond sales	$	$ 5,673,636	-	$ 14,060,503
EXPENSES				
Production costs	-	4,255,227	-	10,706,664
Depletion, depreciation and amortization	231,166	292,515	683,759	877,546
Exploration and project support costs	154,282	-	170,948	-
General and administrative	284,537	567,132	1,553,038	1,585,845
	669,985	5,114,874	2,407,745	13,170,055
OTHER (INCOME)/EXPENSES				
Interest income	(86)	-	(207)	-
Interest and financing costs	189,253	-	369,165	-
	189,167	-	368,958	-
NET (LOSS)/INCOME	$ (859,152)	$ 558,762	(2,776,703)	890,448
DEFICIT, BEGINNING OF PERIOD			(867,409)	(1,902,492)
DEFICIT, END OF PERIOD			$ (3,644,112)	$ (1,012,044)
NET (LOSS) INCOME PER SHARE	$ (0.02)	$ 0.01	$ (0.06)	$ 0.02

DIAMONDWORKS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE AND NINE MONTHS ENDED AUGUST 31, 2001 AND 2000

(Prepared By Management Without Audit)

(Stated in U.S. Dollars)

	Three months ended August 31,		Nine months ended August 31,	
	2001	2000 (Note 4)	2001	2000 (Note 4)
OPERATING ACTIVITIES				
Net (loss)/income	$ (859,152)	$ 558,762	$ (2,776,703)	$ 890,448
Items not requiring use of cash:				
Depletion, depreciation and amortization	231,166	292,515	683,759	877,546
Changes in non-cash working capital items	(55,630)	-	(1,187,464)	-
Cash flows (used in) provided by activities	(683,616)	851,277	(3,280,408)	1,767,994
INVESTING ACTIVITIES				
Acquisition of subsidiaries (Note 2)	-	-	-	-
Cash flows (used in) investing activities	-	-	-	-
FINANCING ACTIVITIES				
Short-term loan	630,028	118,572	1,166,853	85,233
Cash flows provided by financing activities	630,028	118,572	1,166,853	85,233
(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(53,588)	969,849	(2,113,555)	1,853,227
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	251,085	883,378	2,311,052	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 197,497	$ 1,853,227	$ 197,497	$ 1,853,227

DIAMONDWORKS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED AUGUST 31, 2001 AND 2000
(Prepared By Management Without Audit)
(Stated in U.S. Dollars)

1. Basis of Presentation

These interim financial statements do not contain all the financial information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company as at and for the year ended November 30, 2000.

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except that, in accounting for the acquisition described in Note 2 below, the Company has applied the new CICA accounting recommendations for income taxes. As a consequence, the fair values of the net assets acquired include future income tax liabilities resulting from differences between the fair values of those net assets and their corresponding tax values.

2. Acquisition

On March 22, 2001, the Company acquired, pursuant to an agreement with Lyndhurst Limited dated January 18, 2000, all the outstanding shares of Central African Diamond Company S.A.R.L. (CADCO) and Central African Mining Company S.A.R.L. (CAMCO).

As Lyndhurst now holds, directly or indirectly, a majority of the outstanding shares of the Company following the acquisition, CADCO and CAMCO have been identified as the acquirer of the Company in the business combination and the transaction has been accounted for as a reverse take-over using the purchase method of accounting. Accordingly, the Company has been deemed to issue 28,250,000 common shares (after giving effect to the share consolidation referred to in Note 3 (a) below) at an estimated fair value aggregating U.S. $6,213,842. The estimated value is based on an assumed market value of Cdn. $0.40 per share for all the Company's 23,870,015 post-consolidation common shares outstanding prior to the acquisition, translated into U.S. Dollars at a rate of Cdn.$1.00 = U.S.$0.6508.

The fair values of the net assets of the Company deemed to have been acquired by CADCO and CAMCO on March 22, 2001, are as follows:

Current Assets	$	1,403,906
Mineral Properties		19,101,386
Fixed Assets		239,669
Current Liabilities		
Accounts payable and accrued liabilities		(4,961,600)
Non-current liabilities		(2,609,075)
Future income tax liabilities		(6,960,444)
	$	6,213,842

The carrying value of the net assets of the Company as at March 22, 2001 exceeded the fair value of the consideration given by $20,498,846 which has been accounted for as a reduction of the cost of mineral properties.

The agreement with Lyndhurst Limited provided that the shareholders loans of CADCO and CAMCO would be acquired by the Company for no additional consideration. Consequently, these loans of $21,059,699 have been transferred to contributed surplus in accounting for the acquisition of the Company by CADCO and CAMCO.

The financial position, results of operations and cash flows as at and for the periods ended August 31, 2001 and 2000 included in these financial statements reflect those of CADCO and CAMCO, and include those of the Company but only for the period period subsequent to March 22, 2001. All inter-company transactions have been eliminated on consolidation.

DIAMONDWORKS LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED AUGUST 31, 2001 AND 2000
(Prepared By Management Without Audit)
(Stated in U.S. Dollars)

3. Share Capital

(a)On February 9, 2001, the shareholders of the Company approved a share consolidation on the basis of one new common share for twenty old common shares. This consolidation was implemented immediately before the closing of the acquisition discussed in Note 2 above.

Details of the changes since November 30, 2000 in the common shares outstanding, after giving effect to the share consolidation, are as follows:

	Number of Shares	Amount
Balance, November 30, 2000	12,243,950	$ 124,639,606
Shares issued to acquire CADCO and CAMCO	28,250,000	41,314,000
Shares issued on conversion of Lyndhurst Limited loan	3,750,000	2,000,000
Shares issued on conversion accounts and notes payable	7,876,065	21,089,477
Reduction in paid up capital on application of reverse take-over accounting	-	(182,829,241)
Balance, August 31, 2001	52,120,015	$ 6,213,842

(b)At November 30, 2000, there were options outstanding to acquire 132,450 common shares (after giving effect to the share consolidation referred to in (a)). Subsequent to that date, those options were cancelled. The Company has granted new options to acquire an aggregate of 2,650,000 common shares at Cdn. $0.80 per share until July 5, 2006. These new stock options are subject to regulatory approval, including final approval of an amendment to the Company's Equity Incentive Plan which was approved by the shareholders of the Company at the annual general meeting held on May 31, 2001.

4. Comparative Figures

The comparative figures in these interim financial statements as at November 30, 2000, and for the three and nine month periods ended August 31, 2000 reflect the combined financial position, results of operations and cash flows of CADCO and CAMCO.

5. Segmented Information

The Company continues to operate in one operating segment, the recovery and sale of gem quality diamonds from its property interests located in Africa. The Company's revenues are earned in and its capital assets are situated in Africa.

6. Subsequent Events

The Company has entered into negotiations to purchase two mineral properties: namely, Miners Hope and Saxendrift Annexe. The purchase price of U.S. $350,000 for Miners Hope is payable in cash, as and when the Company and its subsidiaries have procured a new banking facility. The Saxendrift Annexe agreement is expected to be finalized by November 30, 2001.

The Company has entered into an agreement to acquire 80.1% of the outstanding shares of Otterbea International (Pty) Ltd. from Sir Trading SA (Pty) Ltd., a company controlled by a director and officer of the Company, in consideration for Cdn. $5,406,750 by the issuance of 7,209,000 common shares of the Company at a deemed issue price of Cdn. $0.75 per share. The vendor has warranted a minimum of U.S.$2000,000 in pre-tax earnings for the year ending August 31, 2002. The agreement is subject to various conditions, including regulatory approvals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIAMONDWORKS LTD.
(Registrant)

Date October 31, 2001

(signed) BERNARD G. POZNANSKI
Corporate Secretary

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